UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934*

                            FRP Holdings, Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)


                                30292L107
                             (CUSIP Number)

                           December 31, 2016

        (Date of Event Which Requires Filing of this Statement)

                           Daniel B. Nunn, Jr.
                             Nelson Mullins
                          50 North Laura Street
                                41st Floor
                      Jacksonville, Florida  32202
                             (904) 665-3601

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [_] Rule 13d-1(b)
       [_] Rule 13d-1(c)
       [x] Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.:  30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Edward L. Baker and Thompson S. Baker II as trustees of the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/A/D
    April 30, 1965.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 423,474
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   423,474
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 0
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    423,474
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.29%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    00
------------------------------------------------------------------------------

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.: 30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Edward L. Baker
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 72,621
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  423,474
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   72,621
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 423,474
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    496,815
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.03%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.: 30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Thompson S. Baker II
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 101,764
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  430,791
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   101,764
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 430,791
------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    561,790
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.67%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

Item 1.

          (a)  The name of the Issuer is FRP Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Item 2.

          (a) This Schedule 13G is filed on behalf of Edward L. Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/D/A April 30, 1965 (the "ELB Trust"), and Edward L. Baker and Thompson S. Baker II, individually (each, a "Reporting Person").

          (b) The principal executive offices of the ELB Trust are located at Bessemer Trust Company, Attention: Paul Barkus, 630 Fifth Avenue,
New York, NY 10111.

               The principal business address for Edward L. Baker, is 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.
The principal business address for Thompson S. Baker II, is 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

          (c)  The Cynthia L. Baker Trust (the "CLB Trust") was organized as
a Florida trust on April 30, 1965.   The individual Reporting Persons are
citizens of the United States.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share. The numbers pertaining to ownership of the common stock contained in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

          (e)  The CUSIP number of the common stock is 30292L107.

Item 3.

          Not applicable

Item 4.

          (a)  Amount beneficially owned:

               1)  ELB Trust:                      423,474

               2)  Edward L. Baker:                496,815

               3)  Thompson S. Baker II:           561,790

                              Total:               635,131 shares

          (b)  Percent of class:

               1)  ELB Trust:                       4.29%

               2)  Edward L. Baker:                 5.03%

               3)  Thompson S. Baker II:            5.67%

                              Total:                6.41%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    1)  ELB Trust:                423,474

                    2)  Edward L. Baker:          76,621

                    3)  Thompson S. Baker II:     101,764

                              Total:              597,859

              (ii)  Shared power to vote or to direct the vote:

                    1)  ELB Trust:                      0

                    2)  Edward L. Baker:          423,474

                    3)  Thompson S. Baker II:     430,791

                              Total:              430,791

             (iii)  Sole power to dispose or to direct the disposition of:

                    1)  ELB Trust:                423,474

                    2)  Edward L. Baker:           72,621

                    3)  Thompson S. Baker II:     101,764

                              Total:              597,859

              (iv)  Shared power to dispose or to direct the disposition of:

                    1)  ELB Trust:                      0

                    2)  Edward L. Baker:          423,474

                    3)  Thompson S. Baker II:     430,791

                              Total:              430,791

Edward L. Baker - Voting and Dispositive Power
----------------------------------------------

          Edward L. Baker has sole voting and dispositive power over 68,500 shares owned by his Living Trust and 4,121 shares that he holds directly.

          Mr. Baker has shared voting and dispositive power with respect to the 423,474 shares held by the ELB Trust.


Edward L. Baker - Beneficial Ownership
--------------------------------------

          The beneficial ownership total of Edward L. Baker shown above includes the 423,474 shares held by the ELB Trust. Mr. Baker's reported beneficial ownership total also includes: (i) 4,121 shares that he holds directly, (ii) 68,500 shares owned by his Living Trust, and (iii) 720 shares owned by the Ann McDonald Baker Trust, of which Mr. Baker is a beneficiary.


Thompson S. Baker II - Voting and Dispositive Power
---------------------------------------------------

          Thompson S. Baker II has sole voting and dispositive power over 101,725 shares that he holds directly and 39 shares held in retirement accounts.

          Mr. Baker has shared voting and dispositive power with respect to (i) the 423,474 shares held by the ELB Trust, (ii) 6,597 shares held in trust for the benefit of his children, and (iii) 720 shares owned by the Ann McDonald Baker Trust, for which Mr. Baker serves as a trustee and of which Mr. Baker is a beneficiary.


Thompson S. Baker II - Beneficial Ownership
-------------------------------------------

          The beneficial ownership of Thompson S. Baker II shown above includes the 423,474 shares held by the ELB Trust, as to which he disclaims beneficial ownership. Mr. Baker's reported beneficial ownership also includes:
(i) 101,725 shares that he holds directly, (ii) 39 shares held in retirement accounts, (iii) 27,036 shares issuable under options that are exercisable within 60 days of December 31, 2016, (iv) 6,597 shares held in trust for the benefit of his children, as to which he disclaims beneficial ownership,
(v) 2,199 shares owned by his wife, as to which he disclaims beneficial ownership, and (vi) 720 shares owned by the Ann McDonald Baker Trust.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          ELB Trust
          Edward L. Baker
          Thompsons S. Baker II

          Each Reporting Person may also be deemed to be members of a group with John D. Baker II and Edward L. Baker II. Each Reporting Person disclaims beneficial ownership of the shares owned by such persons.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.



                               SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 13, 2017.


                                     /s/ Edward L. Baker
                                     ---------------------------------
                                     Edward L. Baker


                                     /s/ Thompson S. Baker II
                                     ---------------------------------
                                     Thompson S. Baker II


                                     /s/ Edward L. Baker, as Trustee of
				     ELB Trust
                                     ---------------------------------
                                     Edward L. Baker, as Trustee of
                                     ELB Trust



                                     /s/ Thompson S. Baker II, as Trustee
				     of ELB Trust
                                     ---------------------------------
                                     Thompson S. Baker II, as Trustee
                                     of ELB Trust